

November 27, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 0.750%
Medium-Term Notes, Series A, due November 25, 2026 of AMERICAN HONDA FINANCE
CORPORATION under the Exchange Act of 1934.

Sincerely,

